SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A
Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934
(Amendment No. 8)
Avocent Corporation
(Name of Subject Company)
Avocent Corporation
(Name of Person(s) Filing Statement)
Common Stock, par value $0.001 per share
(Title of Class of Securities)

053893103
(CUSIP Number of Class of Securities)

Samuel F. Saracino
Executive Vice President of Legal and Corporate Affairs,
General Counsel, and Secretary
Avocent Corporation
4991 Corporate Dr.
Huntsville, Alabama 35805
(256) 430-4000
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

With copies to:

Patrick J. Schultheis, Esq.	Michael S. Ringler, Esq.
Wilson Sonsini Goodrich & Rosati	Wilson Sonsini Goodrich & Rosati
Professional Corporation	Professional Corporation
701 Fifth Avenue	One Market Street
Suite 5100	Spear Tower, Suite 3300
Seattle, Washington 98104	San Francisco, California 94105
(206) 883-2500	(415) 947-2000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 8 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on October 15, 2009, as previously amended (as previously filed with the SEC, and as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”) by Avocent Corporation, a Delaware corporation (the “Company”), relating to the offer (the “Offer”) by Globe Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Emerson Electric Co., a Missouri corporation (“Parent”), as set forth in a Tender Offer Statement filed by Parent and Purchaser on Schedule TO dated October 15, 2009, as previously amended (as previously filed with the SEC, and as the same may be further amended or supplemented from time to time, the “Schedule TO”), to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of the Company, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 15, 2009 and in the related Letter of Transmittal, copies of which are filed with the Schedule TO as Exhibits (a)(1) and (a)(2), respectively. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.
All information in the Schedule 14D-9 is incorporated into this Amendment No. 8 by reference, except that such information is hereby amended to the extent specifically provided herein.
This Amendment No. 8 is being filed to reflect certain updates as reflected below.
Item 8. Additional Information.
The eleventh paragraph of Item 8, under the section captioned “Hungary,” is hereby amended and supplemented by the addition of the following sentences at the end of that paragraph:
     “On December 10, 2009, the GVH approved the transactions contemplated by the Merger Agreement under the Hungarian Competition Act (Act LVII of 1996 on the prohibition of unfair and restrictive commercial practices). Accordingly, the condition to the Offer relating to the receipt of approval under the Hungarian Competition Act has been satisfied.”
Item 8 is hereby further amended and supplemented by including the following at the end thereof:
     “On December 11, 2009, Purchaser completed the Offer by accepting for payment all Shares validly tendered and not withdrawn prior to the expiration of the Offer at 5:00 p.m., New York City time, on December 10, 2009. At the expiration of the Offer, a total of approximately 43.2 million Shares were validly tendered and not withdrawn, representing approximately 97% of the outstanding Shares, including approximately 2.5 million Shares tendered pursuant to a notice of guaranteed delivery. On December 11, 2009, Parent issued a press release, which is filed as Exhibit (a)(12) hereto and incorporated herein by reference, announcing the results of the Offer.
     In accordance with the terms of the Merger Agreement, Parent intends to complete its acquisition of the Company pursuant to a short-form merger as soon as practicable. Upon completion of the Merger, the Company will be a wholly owned subsidiary of Parent and all Shares then outstanding (other than (i) the Shares owned by Parent, the Company and Parent's subsidiaries and (ii) the Shares owned by stockholders of the Company who have properly demanded appraisal under the DGCL) will be converted into the right to receive the Offer Price.”
Item 9. Materials to be Filed as Exhibits.
     Item 9 of the Schedule 14D-9 is hereby supplemented by adding the following exhibit:

Exhibit
Number	Description

(a)(12)	Press Release issued by Emerson Electric Co. on December 11, 2009.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

AVOCENT CORPORATION
By:	/s/ Samuel F. Saracino
Samuel F. Saracino
Executive Vice President of Legal and Corporate Affairs, General Counsel, and Secretary

Dated: December 11, 2009

INDEX TO EXHIBITS

Exhibit
Number	Description

(a)(12)	Press Release issued by Emerson Electric Co. on December 11, 2009.